08029705

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 10 2008
Washington, DC

SEC FILE NUMBER
8-36321

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY Associates Incorporation D/B/A BNY Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Wall Street
(No. and Street)

New York	NY	10286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M. Gavin, Jr. 212-635-1386
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John M. Gavin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNY Capital Markets, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH A. GIACOBINO
Notary Public, State of New York
No. 01GI5011638
Qualified in Bronx County
Commission Expires May 15, 2011

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BNY CAPITAL MARKETS, INC.

(A wholly-owned subsidiary of The Bank of New York Mellon Corp)

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

BNY CAPITAL MARKETS, INC.
(A wholly-owned subsidiary of The Bank of New York Mellon Corp)

Statement of Financial Condition

Year ended December 31, 2007

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
BNY Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of BNY Capital Markets, Inc. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Capital Markets, Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 6, 2008

BNY CAPITAL MARKETS, INC.

(A wholly-owned subsidiary of The Bank of New York Mellon Corp)

Statement of Financial Condition

December 31, 2007

Assets		
Cash		$ 1,547,121
Receivable from broker-dealers		75,154,929
Securities owned, at market value	$ 416,267,219	
Securities owned, pledged as collateral	7,495,000	
Total securities owned (note 3)		423,762,219
Fees receivable		7,349,745
Accrued interest receivable		4,340,132
Receivable from affiliate		484,716
Loan to affiliate		14,700,000
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $3,792,897)		555,102
Goodwill		30,856,356
Deferred tax asset (note 11)		2,053,904
Other assets		4,051,697
Total assets		$ 564,855,921
Liabilities and Shareholder's Equity		
Liabilities:		
Securities sold not yet purchased, at market value		$ 75,018,726
Short- term borrowings		140,100,000
Payable to Parent (note 6)		72,310,553
Payable to broker-dealers		42,785
Accrued compensation and other expenses		24,580,571
Deferred tax liability (note 11)		8,111,450
Other liabilities		2,942,402
		323,106,487
Subordinated liabilities (note 9)		50,000,000
Shareholder's equity		
Common stock, $.10 par value – 1,000 shares authorized; 105 shares issued and outstanding		10
Additional paid-in capital		51,180,932
Retained earnings		140,568,492
Total shareholder's equity		191,749,434
Total liabilities and shareholder's equity		$ 564,855,921

See accompanying notes to statement of financial condition.

BNY CAPITAL MARKETS, INC.
(A wholly-owned subsidiary of The Bank of New York Mellon Corp)

Notes to Statement of Financial Condition

December 31, 2007

(1) Organization

BNY Capital Markets, Inc. (the Company), is a wholly-owned subsidiary of The Bank of New York Mellon Corp. (the Parent). As of July 1, 2007, The Bank of New York Company, Inc. and Mellon Financial Corporation merged into the Parent, with the Parent being the surviving entity. The Company is a registered broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (the FINRA). The Company is also a member of the Municipal Securities Rule Making Board and the Securities Investor Protection Corporation and the National Association of Securities Dealers Automated Quotations (the NASDAQ). The Company has been authorized by the Federal Reserve Board (the Board) to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution and trading. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation, are not deposits or other obligations of the Parent, are not guaranteed by the Parent, and are subject to investment risks including the possibility of loss of principal invested.

The Company clears all of its transactions through an affiliate broker-dealer on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in the financial statements are reasonable. Actual results could differ from these estimates.

(b) Principal Transactions

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, including derivative contracts held for trading purposes, are stated at market value. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

(c) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements of Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to

provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms which, permit it to repledge or resell the securities to others.

Interest is accrued on repurchase and resale contract amounts, securities borrowed and loaned transactions and securities owned, and is included in accrued interest receivable/payable on the statement of financial condition.

(d) Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, goodwill is tested at least annually for impairment. An impairment loss is triggered if the estimated fair value of a reporting unit is less than its estimated net book value. Such a loss is calculated as a difference between the implied fair value of goodwill and its carrying value. For the year ended December 31, 2007, no impairment was recorded.

(e) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis, pursuant to a tax sharing agreement between the Parent and the Company. The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes,* which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In 2007 the company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertain Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes positions in accordance with SFAS 109. The adoption of FIN 48 did not have an impact on the financial statements.

(f) Furniture, equipment, and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease.

(g) Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 (SFAS 157), *Fair Value Measurements.* SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with

generally accepted accounting principles, and requires additional disclosures about fair value measurements. The Company will adopt SFAS 157 as of January 1, 2008. The Company does not believe that the adoption of SFAS 157 will have a material impact on the financial statements.

In December 2007, the FASB issued SFAS No. 160 (SFAS 160), *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51*. SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Company will adopt SFAS 160 on January 1, 2009, except for the presentation requirements. The disclosure requirements are to be applied retroactively. The Company is currently evaluating the impact of SFAS 160.

(3) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2007, securities owned (including those pledged as collateral) and securities sold, not yet purchased at consist of the following, at market value:

		Owned	Sold, not yet purchased
Mortgage backed securities	$	137,725,214	2,085,569
Corporate debt		126,042,542	6,770,238
Obligations of the U.S. government or its agencies		85,919,322	64,211,834
State and municipal obligations		33,080,683	—
Auction rate securities		27,110,373	—
Equities securities		13,400,194	1,951,085
Commercial paper		483,891	—
	$	423,762,219	75,018,726

Securities owned, pledged as collateral represent proprietary positions which have been pledged as collateral to a counterparty. Included in State and municipal obligations, U.S. Government securities and agencies at December 31, 2007 are securities owned, pledged as collateral of approximately $7,495,000.

The Company holds mortgage-backed to-be-announced securities (TBAs) which are stated at market value.

(Continued)

(4) Furniture, Equipment and Leasehold Improvements

Furniture and office equipment, computer equipment and leasehold improvements at cost consist of the following as of December 31, 2007:

Furniture and office equipment	$	1,479,677
Computer equipment		1,621,324
Leasehold improvements		1,246,998
		4,347,999
Less accumulated depreciation		3,792,897
Furniture, equipment and leasehold improvements, net	$	555,102

(5) Short-Term Borrowings

The Company maintains uncommitted lines of credit totaling $125,000,000 with unrelated financial institutions. In addition, the Company maintains an additional uncommitted line of credit with an unrelated financial institution that does not have a maximum principal borrowing amount. In each case, these lines of credit are used to finance the Company's proprietary trading business. As of December 31, 2007, the Company has overnight borrowings of $140,100,000 outstanding with unrelated financial institutions under these lines of credit at a weighted average rate of 4.577%.

(6) Related Party Transactions

As of December 31, 2007, amounts payable to Parent consist of the following:

Accrued interest payable on subordinated liabilities (note 9)	$	35,908,816
Income taxes payable (note 11)		33,414,630
Stock compensation (note 7)		2,987,107
	$	72,310,553

In addition, the Company had a receivable of $484,716 and has extended a loan for $14,700,000 at prevailing interest rates and terms, to an affiliate of the Parent.

(7) Employee Benefits

Retirement Benefits

The Parent has defined benefit and defined contribution retirement plans covering substantially all full-time and eligible part-time employees and other post-retirement plans providing healthcare benefits for certain retired employees. In addition, the Parent also administers an Employee Stock Ownership Plan and an Employee Savings Plan.

Stock Compensation

The Parent's Long-Term Incentive Plans provide for the issuance of stock options, restricted stock, RSUs, and other stock-based awards to employees of the Company. The Parent's stock options plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Company.

(8) Financial Instruments

Fair Value

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of the fair value of financial instruments at the balance sheet date. Assets, including cash, securities owned and certain receivables are carried at fair value or contracted amount which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, liabilities subordinated to claims of general creditors and certain payables are carried at fair value or contracted amounts approximating fair value.

Collateral

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

(9) Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated credit facility in the amount of $50,000,000 with the Parent. As of December 31, 2007, the Company has $50,000,000 outstanding on this facility, bearing interest of Libor + 1.5% per annum. The note is scheduled to mature on February 28, 2012. There were no changes in subordinated borrowings during the year.

This loan is subordinated to the claims of general creditors. FINRA has approved this subordinated loan to constitute part of the Company's net capital under the Uniform Net Capital Rule. The subordinated loan may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

(10) Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the aggregate indebtedness method of this Rule.

At December 31, 2007, the Company had net capital of $124,653,074 which was $108,113,882 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 1.99 to 1.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

(11) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company has a gross deferred tax asset of $2,053,904 and a gross deferred tax liability of $8,111,450 at December 31, 2007. The deferred tax asset is primarily attributable to the federal benefit of state and local taxes and the deferred tax liability is attributable to amortization of goodwill for tax purposes. The Company believes that no valuation allowance is necessary as it is more likely than not that the Company will be able to realize the deferred tax assets.

(12) Financial Instruments with Off-Balance Sheet -Risk and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligation. The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to off-balance sheet risk of loss in the event of the counterparty's inability to meet the terms of their contracts. Should the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2007 were settled without an adverse effect on the Company's financial statements.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices which differ from values reflected on the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

(13) Commitments and Contingencies

The Company has obligations under operating leases with unrelated parties. The lease agreements have initial noncancelable terms in excess of one year.

(Continued)

Aggregate annual rentals for office space at December 31, 2007 are:

		Gross rental	Sub-lease rental	Net obligation
2008	$	1,185,335	(1,644,841)	(459,506)
2009		1,008,256	(1,652,649)	(644,393)
2010		966,576	(1,652,649)	(686,073)
2011		563,836	(964,045)	(400,209)
Total	$	3,724,003	(5,914,184)	(2,190,181)

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants, and regulatory matters. Claims for significant monetary damages are asserted in certain of these actions and proceedings. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however based on current knowledge and after consultation with legal counsel, the Company does not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the financial position or liquidity of the Company. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

(Continued)

(14) Subsequent Events

On January 3, 2008, the Company acquired BNY Investment Center's High Net Worth Full Service Brokerage and Equity Derivatives Group businesses.

On January 30, 2008, the Company entered into an agreement with Broadpoint Securities Group, Inc. to sell its New Jersey based institutional Fixed Income division.

During the second quarter of 2008 the Company is expected to merge with Mellon Financial Markets, LLC a wholly owned subsidiary of the Parent.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

The Board of Directors
BNY Capital Markets, Inc.:

In planning and performing our audit of the financial statements of BNY Capital Markets, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 6, 2008

END